

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 2, 2008

<u>via U.S. mail</u>

W. Marvin Watson
Chief Executive Officer
Maxim TEP, Inc.
9400 Grogan's Mill Road, Suite 205
The Woodlands, Texas 77380

>   **Re: Maxim TEP, Inc.**
>   **Amendment No. 2 to Registration Statement on Form 10**
>   **Filed June 11, 2008**
>   **File No. 0-53093**

Dear Mr. Watson:

     We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Please file all omitted exhibits as soon as reasonably practicable.

2.   Since you filed your registration statement on February 12, 2008 under Section 12(g), it became effective automatically sixty days later, on April 14, 2008. Under Rule 13a-13(a) of Regulation 13A, you were required to file your first

periodic report on Form 10-Q within 45 days of the effective date, which was May 29, 2008. Please comply with your reporting obligations; file this interim report on Form 10-Q, including financial statements for the quarter ended March 31, 2008, without delay.

3.   The response letters that you submitted on April 8, 2008 and June 11, 2008 are not dated. Please date these letters accordingly and submit them as correspondence on EDGAR.

Financing Arrangements, page 22

4.   Rather than stating that "capital requirements are an essential ingredient" in your ability to fund your budget, revise to clearly describe the sources of your anticipated liquidity, both external and internal and the current challenges you are facing in obtaining financing. In this regard, we note disclosure on page 13 under the caption "Going Concern." Revise to provide disclosure similar to the disclosure provided on page 13 of the registration statement or provide a cross-reference to such disclosure.

5.   Please disclose whether you intend on selling additional ORRIs to fund working capital requirements during fiscal 2008 should current negotiations for funding be unsuccessful. As may be appropriate, disclose the material impact to the company, if any, resulting from such sales.

Director Independence, page 32

6.   We note your disclosure at page 32 that if you were subject to the independence requirements of NASDAQ, Dr. Ritota would qualify as independent under NASDAQ's independence standard. In addition, we note your disclosure at page 33, which suggests that Dr. Ritota and Mr. Landers would qualify as independent under the standard set forth by NASDAQ with respect to audit committee members. However, your disclosure elsewhere in your filing regarding payments that you have made, or amounts that you owe, to Dr. Ritota and Mr. Landers suggest that they would not qualify as independent under such standards. Please revise or advise.

Executive Compensation, page 34

7.   We note your response to our prior comment 12. Please revise your filing to disclose the annual automatic increases in base salary that are payable to W. Marvin Watson under his employment agreement.

W. Marvin Watson
Maxim TEP, Inc.
July 2, 2008
Page 3

8.   We note your response to our prior comment 13 and your disclosure regarding the
        funds that Messrs. Maggio and Sepos are required to pay back to the company.
        We also note the references in your mutual release agreement with Robert Sepos
        to "the repayment of improper financial benefits received." Please advise us on a
        supplemental basis regarding the nature of the improper financial benefits. We
        may have further comments. In addition, please file the promissory note, pledge
        and security agreement and mutual release agreement with Mr. Maggio as an
        exhibit to your filing.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-11

Long-Lived Assets and Intangible Assets, page F-14

9.   We note your disclosure under this heading and on pages 15 and 25, explaining
        that when conducting impairment testing for proved properties under SFAS 144,
        you apply a 10% discount rate in calculating the fair value of properties.
        However, you disclosure on page F-44, referring to the 10% discount rate utilized
        in the standardized measure of discounted future net cash flows for proved
        reserves, explaining that it does not represent fair value, and stating "An estimate
        of fair value would also take into account…a discount factor more representative
        of the time value of money and the risks inherent in reserve estimates." We
        believe you need to utilize a discount rate that would yield a measure of fair value
        when conducting impairment testing under SFAS 144. Please modify your
        accounting and disclosure as necessary to comply with this guidance.

Note 3 – Oil and Natural Gas Properties, page F-19

10.   We note your disclosure explaining that you sold all of your interest in the Hold
        Bryant Sand formation of the Delhi property in June 2007; and that proceeds
        received were recorded as an adjustment to the cost of the property and no gain or
        loss was recorded. Please expand your disclosure to state the quantity of both
        proved developed and proved undeveloped reserves that were associated with this
        interest, or to clarify if there were none. Tell us the particular guidance within
        paragraph 47 of SFAS 19 that you relied upon in concluding that you would
        record proceeds against the property account, without recognition of gain or loss
        in your Statements of Operations. It should be clear how your accounting is
        consistent with your disclosure on pages F-13 and F-14, stating that you deplete
        property costs on a well-by-well or field-by-field basis; and that you assess
        unproved properties for impairment on a property-by-property basis.

Note 4 – Intangibles and Other Assets, page F-21

11.   We note your statement "As of December 31, 2007 and 2006, management believes that the LHD Technology assets referred to above are fully realizable, thus no impairment is required." Given that you report operating and cash flow losses and have a history of reporting such losses, you must test this asset for impairment in accordance with paragraph 15 of SFAS 142, which requires that you follow the guidance in SFAS 144 for intangible assets subject to amortization. Please provide sufficient details in your disclosure to clarify whether you have completed the required test and determine that an impairment loss did not need to be recognized based on this procedure.

Note 14 – Supplementary Financial Information on Oil and Natural Gas Exploration, Development and Production Activities, page F-41

12.   Please revise your tabulations on pages F-43 and F-45 to resolve the inconsistent presentation associated with the sale of oil and natural gas properties in place for 2007, whereas you report no change in reserves, while showing a decrease in the standardized measure of $5.5 million. Also revise that disclosure as necessary to categorize the change in the standardized measure "production rates, timing and other" according to the guidance in paragraph 33 of SFAS 69. If you are unclear about the appropriate classification, submit details sufficient to understand the nature of each component and how you have been unable to establish correlation with the prescribed line items.

Exhibits

13.   We note that Section 4 of your transfer agreement with Maxim TEP Limited provides for you to enter into a registration rights agreement with such party. Please file the registration rights agreement as an exhibit to your filing.

***

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with any engineering questions. You may contact Nasreen Mohammed at (202) 551-3773 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.   Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Murphy
        N. Mohammed
        K. Hiller
        M. Duru
        L. Nicholson

        via facsimile

        Bryce Linsenmayer, Esq.
        (713) 236-5540